Rentokil Initial

Group Secretariat
Rentokil Initial plc
Belgrave House
76 Buckingham Palace Road
London SW1W 9RF

Telephone +44 (0)20 7866 3021
Fax +44 (0)20 7866 3803

FILE NO: 82-34878

1 July 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement)	2. Nothing to report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to report
5. Changes affecting the Board of Directors.	5. Nothing to report
6. Releases to the London Stock Exchange.	6. 6.1 2 x Schedule 10 – Notification of Major Interests in Shares 6.2 Schedule 11 – Notification of Interests of Directors & Connected Persons

dlw 7/13

6.3 Disposal Statement – Completion of Manned Guarding Disposal Process
6.4 Acquisition Statement – RI Acquires Australian Washroom Services Business

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-44207-8663021.

Yours faithfully

Paul Griffiths
Director Group Secretariat

Rentokil Initial

Director/PDMR Shareholding

Rentokil Initial PLC
01 June 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Rentokil Initial plc

2. Name of director

Andrew Macfarlane

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director's Holding

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction.

Award under Performance Share Plan

7. Number of shares / amount of stock acquired

N/A

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares of 1 p each

12. Price per share

N/A

13. Date of transaction

N/A

14. Date company informed

N/A

15. Total holding following this notification

N/A

16. Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

31 May 2006

18. Period during which or date on which exercisable

31 May 2009 to 30 May 2016 (subject to performance conditions)

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved: class, number

351,832 Ordinary Shares of 1p each

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

Nil

22. Total number of shares or debentures over which options held following this notification

351,832

23. Any additional information

.

24. Name of contact and telephone number for queries

Paul Griffiths Director Group Secretariat 020 7866 3021

25. Name and signature of authorised company official responsible for making this notification

Paul Griffiths, Director Group Secretariat   020 7866 3021

Date of Notification

1 June 2006

Rentokil Initial

Holding(s) in Company

Rentokil Initial PLC
05 June 2006
SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Franklin Resources, Inc. (and affiliates)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO IN 2 ABOVE.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York, London	7,068,590
JP Morgan/Chase, London	135,088,701
Citibank Nominees Ltd, London	4,638,304
Clydesdale Bank plc, London	2,672,940
Euroclear Bruxelles BIC Mgt, London	105,670
HSBC Bank, London	3,310,024
Mellon Bank, London	18,133,791
Northern Trust Company, London	9,463,534
Royal Trust Corp of Canada, London	7,636,170
State Street Nominees Ltd, London	28,415,215

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

15,981,206

8. Percentage of issued class

0.88%

9. Class of security

Ordinary 1p

10. Date of transaction

2 June 2006

11. Date company informed

2 June 2006

12. Total holding following this notification

216,532,939

13. Total percentage holding of issued class following this notification

11.96%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 020 78663021

16. Name and signature of authorised company official responsible for making this notification

Paul Griffiths

Date of notification

5 June 2006

Rentokil Initial

Holding(s) in Company

Rentokil Initial PLC
12 June 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of holdings of shareholders referred to in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

For Barclays plc through subsidiary companies - Barclays have voting rights

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

12,055,954

8. Percentage of issued class

0.67%

9. Class of security

Ordinary 1p

10. Date of transaction

6 June 2006

11. Date company informed

9 June 2006

12. Total holding following this notification

52,270,461

13. Total percentage holding of issued class following this notification

2.88%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 020 78663021

16. Name and signature of authorised company official responsible for making this notification

Paul Griffiths

Date of notification

12 June 2006

Rentokil Initial

Disposal

Rentokil Initial PLC
12 June 2006

12 June 2006

COMPLETION OF MANNED GUARDING DISPOSAL PROCESS

Rentokil Initial plc ('Rentokil') today announces that it has signed an agreement for the sale of its US manned guarding business, Initial Security LLC, to Allied Security Holdings, LLC for a cash consideration of $73.6 million (£40.0 million(1)), subject to certain completion adjustments. Completion, which is subject to a number of regulatory conditions, is expected in August.

On 8 February Rentokil announced that it was exploring the possibility of disposing of the group's manned guarding operations to other parties whose strategic focus and/or investment priorities will mean they are more able to realise the full potential of this business.

The sale of the US operations completes the strategic exercise to exit the manned guarding market, having sold the UK, Canadian and Belgian operations earlier this year.

The financial performance of the four combined businesses for the year to 31 December 2005 was as follows: revenue £365.2 million (2004: £331.6 million); operating profit (before amortisation of customer lists and exceptional items) £14.2 million (2004: £14.0 million).

Total consideration from the four disposals amounts to £150.9 million.

Doug Flynn, Chief Executive of Rentokil, commented:

'Completion of the manned guarding disposal process is a further important step in the development of our company. We have achieved a good result for our shareholders and will continue to focus our activities on enhancing shareholder

value.'

Enquiries

Rentokil Initial plc, Tel. +44 (0) 20 7866 3000
Mark Boyle, Group Strategy & Development Director
Lisa Williams, Investor Relations Manager

Brunswick Group LLP, Tel. +44 (0) 20 7404 5959
Kate Holgate
Jon Rhodes

Notes to Editors

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 80,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include textiles and washroom services, pest control, tropical plants, electronic security, parcels delivery and facilities services.

---

(1) Based on a US$/GBP exchange rate of 1.83895.

Rentokil Initial

Acquisition

Rentokil Initial PLC
30 June 2006

30 June 2006

RENTOKIL INITIAL ACQUIRES AUSTRALIAN WASHROOM SERVICES BUSINESS

Rentokil Initial plc announces that it has acquired Pink Healthcare ('Pink') from SGS Australia Pty Ltd ('SGS'), a subsidiary of SGS Societe Generale de Surveillance SA.

Pink is one of the leading washroom hygiene service brands in Australia and provides national coverage, with revenues of A$22.5 million for the year ended 31 December 2005.

Textiles and washroom services activities contribute some 30% of Rentokil Initial's total revenues and are the largest segment in Rentokil Initial's global business portfolio. The acquisition of Pink will significantly increase the scale of operations of Rentokil Initial in Australia.

Doug Flynn, Chief Executive of Rentokil Initial, said:

'We are delighted to announce the acquisition of Pink which has an excellent management team and a strong brand in the Australian washroom hygiene services sector. This acquisition is in line with our global washroom strategy and strengthens our presence in this attractive and growing sector.'

-- Ends --

Shareholder/analyst enquiries
Lisa Williams
Rentokil Initial plc, Tel. +44 (0) 20 7866 3000

Media enquiries
Malcolm Padley
Rentokil Initial plc, Tel. +44 (0) 20 7866 3027

Kate Holgate, Tom Williams
Brunswick Group LLP, Tel. +44 (0) 7404 5959

Notes to Editors

Rentokil Initial is one of the largest business services companies in the world, operating in all the major economies of Europe, North America, Asia Pacific and Africa. The company has some 70,000 employees providing a range of support services in over 40 countries where the 'Rentokil' and 'Initial' brands have come to represent innovation, deep expertise and consistent quality of service. Services include textiles and washroom services, pest control, tropical plants, electronic security, parcels delivery and facilities services.

Pink was acquired by SGS in 1990 and has since developed into a national washroom service provider. Headquartered in Sydney, the business has eight branches across Australia including the mainland state capital cities, Canberra, Newcastle and North Queensland. Pink provides the entire range of washroom hygiene services including sanitary disposal, nappy disposal, air fresheners, soap dispensers, sanitisers and sharps and medical waste disposal.

ANZ Investment Bank is the financial adviser to Rentokil Initial on this

transaction.

This information is provided by RNS
The company news service from the London Stock Exchange